March 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	IMARA Inc.

Registration Statement on Form S-1 (File No. 333-236465)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 968 copies of the Preliminary Prospectus dated March 3, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, March 11, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

SVB LEERINK LLC

As representatives of the Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Charles Leisure
	Name:	Charles Leisure
	Title:	Executive Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Rizwan Velji
	Name:	Rizwan Velji
	Title:	Managing Director

SVB LEERINK LLC

By:	/s/ Gabriel P. Cavazos
	Name:	Gabriel P. Cavazos
	Title:	Managing Director

[Signature Page to IMARA Inc. Acceleration Request]